November 16, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

Re: Sterling Construction Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 14, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Filed August 1, 2016

File No. 1-31993

Dear Mr. O’Brien:

This letter will respond to your letter dated October 20, 2016 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”) and our interim report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “2016 Q2 10-Q”). For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 27

1.	Please quantify the impact of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment. In our third quarter 2016 filing and in all future filings we have and will continue to quantify the effect of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented in accordance with Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification. The Company will include wording similar to the following (an example of revenues provided relating to the 2015 10-K): “Revenues for 2015 decreased 7.2% or $48.6 million compared to the prior year. Of the $48.6 million decrease, $37.6 million was the net decrease in revenues for the Company which largely related to the completion of several large projects in Texas which were ongoing in 2014 and were replaced with smaller, lower revenue projects in 2015; approximately $8.2 million was related to the significant downward first quarter of 2015 percent-complete revisions on Texas projects; and $2.8 million related to the out-of-period correction of an error, which decreased revenue.”

2.	We note your response to comment 1 in which you note that $8.2 million of the decrease in revenues for 2015 as compared to 2014 is due to the downward change in estimates of the percent-complete to certain project in Texas. Please expand your disclosures to provide a meaningful analysis discussing the facts and circumstances that led to the changes in estimates and that the contracts impacted were in a loss position resulting in the change impacting gross profit and operating loss by the same amount. Please reconcile your statement that $8.2 million of the $48.6 million decrease in revenues is due to the downward change in estimates of the percent-complete with your disclosures on page F-9 that the changes in estimated revenue and gross margin for fiscal year 2015 is a net charge of $9.7 million as compared to a net charge of $9.1 million for fiscal year 2014, which would result in a difference of $0.6 million when comparing the two periods.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s first comment, the Company will expand our disclosure in all future filings to discuss the facts and circumstances that lead to significant changes in estimates and whether the contracts are in a loss position and how downward revisions in jobs in a loss position affect revenues, gross profit and operating loss by the same amount. The Company will include a disclosure similar to the following relating to the 2015 10-K: “The majority of the $8.2 million decrease in revenues resulted from adjustments to our production rates related to material, labor and equipment costs on certain Texas projects. During the first half of 2015, we identified an escalation of these costs compared to our estimated costs and noted that there was no way to mitigate or reduce these increases. Therefore, we adjusted our estimated total costs to reflect these additional costs over the remaining duration of the contracts. The increases primarily resulted from greater than anticipated increases in wages at our Texas subsidiary beginning in the first half of 2015, additional material costs as prior purchase orders expired and new purchase orders with higher costs were obtained as a result of extending the construction period due to project delays, and increases in equipment rates due to an unanticipated increase in equipment repair costs (which repairs are typically performed in the winter months due to slower activity caused by the colder and wetter weather, primarily in January and February). As these Texas projects were in a loss position, the effect of downward percent-complete revisions decreases revenues, gross profits and operating losses by the same amounts. This occurs because there are no additional estimated gross profit amounts which would absorb a portion of the downward percent-complete revisions.”

In response to the Staff’s second comment, we note that the $9.7 million and $9.1 million amounts are meant to inform readers of our net changes in estimated revenues and estimated gross profits for the reported periods. When there are downward percent-complete revisions and the project has an estimated gross profit, the effect on revenue would be a smaller portion of the revision depending on the percent-complete measure (unless the project is 100% complete). Therefore, the amounts reported as changes in estimated revenues and gross profit are correlated but not on a one-to-one basis unless the job is in a loss position or 100% complete. While there was only a $0.6 million additional charge in 2015 compared to 2014, the Company notes that most of the ongoing projects in 2014 had gross profit available which absorbed a portion of the prior year downward percent-complete revisions and affected revenues to a lesser extent.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

1. Business Summary and Significant Accounting Policies, page 8

Revenue Recognition, page 9

3.	We note your response to comment 8. Please help us understand what the $4.2 million and $3.9 million in revenues recognized during fiscal year 2015 and the six-months ended June 30, 2016, respectively, represent and why the revenues were recognized during the corresponding time periods. In this regard, we note that (a) the two projects were substantially completed during fiscal year 2014; (b) no revenues were recognized related to claims during fiscal years 2014 – 2012; and (c) you recognize revenues in excess of contract costs incurred on claims when an agreement is reached with the customers as to the value of the claims. As part of your response, please tell us when the significant changes to the projects occurred that caused the significant delays and additional costs in completing the work, including the amount of the additional costs and the time period the additional costs were incurred related to your claims.

Response:

We acknowledge the Staff’s comment. The Company notes that the amount of $4.2 million represents revenues recognized in 2015 which were included in costs and estimated earnings in excess of billings on uncompleted contracts (“CIE”) and classified as claim amounts at December 31, 2015. The $3.9 million primarily represents incremental amounts paid to the Company’s subcontractors in the first half of 2016 due to the customer caused delays discussed below. In response to the Staff’s comment, (a) the Company generally describes contracts as substantially complete when their percent complete percentage is over 90%; these projects had a total contract amount of approximately $159 million and the work performed after substantial completion was generally related to landscaping, clean-up and other miscellaneous finishing tasks; (b) during 2012 – 2014, the Company had not classified any amounts as claims and expected all revenues recorded to be paid; the Company did, however, disclose an amount as a change order not approved by the customer in our 2014 10-K related to these contracts; and (c) revenues recognized were less than the claim related specific costs incurred for these projects.

The Company noted that the significant changes to the projects occurred at the onset of the projects. There was a 188 day delay from the award notice to the actual start date of construction and subsequently, the customer placed a stockpile approximating 65,000 cubic yards of material in an area where critical path work was scheduled to begin. The customer took no definitive action to remove the stockpile, which denied access to the projects’ critical path work and the stockpile remained as an obstruction for over 18 months. This required a re-sequencing of work within and between phases of the project and resulted in significant inefficiencies and escalations of various project costs. Cumulatively, these issues resulted in a projected 331 day delay, which primarily resulted in the 2015 incremental value of our claim of approximately $4.2 million at December 31, 2015. The additional claim amount of $3.9 million, which was included in 2016, resulted primarily from the payment of final incremental costs owed to the Company’s subcontractors in the first half of 2016 due to the aforementioned delays.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you have any further questions or comments regarding the foregoing, please contact me at (281) 214-0797.

Very truly yours,

/s/ Ronald A. Ballschmiede

Executive Vice President & Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)